April 29, 2005


Mail Stop 0409


      VIA U.S. MAIL and FAX (703) 653-3105

Catherine A. Graham
Executive Vice President and Chief Financial Officer
4795 Meadow Wood Lane, Suite 300
Chantilly, VA 20151

Re:	Online Resources Corporation
	Form 10-K for the year ended December 31, 2004
	File No. 000-26123

Dear Ms. Graham:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 24

Cost and Expenses, page 29

1. Please tell us how you considered the disclosure requirements in
Item 10(e)(1)(i) of Regulation S-K when presenting recurring revenues, recurring costs of revenues, and recurring gross profit. Notwithstanding, please advise us how you concluded that these measures are appropriate in light of the restrictions of Item 10(e)(1)(ii)(B) of Regulation S-K.

2. We noted the $2.2 million termination payment received from Cal Fed in 2003. What factors were used to determine this was a nonrecurring fee for the purposes of adjusting GAAP measures. In addition what other termination fees were received in 2004 and 2003 and were they considered recurring or nonrecurring (see
"Relationship
Management Services" page 28 and "Professional Services and Other" page 29)?

Note 2 - Summary of Significant Accounting Policies, page 45

Recognition of Amounts from Outstanding Bill Payment Checks, page
48

3. Please supplementally tell us how you how you considered the criteria in paragraph 16 of SFAS 140 in recognizing income for outstanding bill payment checks. Based upon your disclosure, it does not appear that you have been legally released from these obligations.

Note 3 - Acquisition, page 50

4. Please supplementally advise us and disclose in future filings, the primary reasons for the acquisition and factors that contributed to a purchase price with significant amounts of goodwill. Please explain your methodology for allocating the purchase price and why you have not recorded any marketing-related intangible assets, such as tradenames and domain names, or contract-based intangible assets, such as service agreements or lease agreements. Refer to paragraphs
39 and A14 of SFAS 141. Additionally, please advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

Certifications, exhibits

5. Pursuant to Rule 13a-14(a) of the Exchange Act, please revise your certifications filed as Exhibits 31.1 and 31.2, to reflect the language required by Item 601 (b) (31) of Regulations S-K.
      As appropriate, please amend your Exhibits 31.1 and 31.2 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Monica Brame, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Branch Chief

Online Resources Corporation
April 29, 2005
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